UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The documents attached as exhibit 99.1 and exhibit 99.2 to this Form 6-K are hereby incorporated by reference into the registration statements on Form F-3 (File Nos.: 333-287000 and 333-274806) and Form S-8 (File No. 333-275739) of the Company, filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2025

By:	/s/ Lei Zhang
Name:	Lei Zhang
Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Interim Condensed Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 (unaudited) and for the six months ended June 30, 2024 (unaudited) and 2025 (unaudited)
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations